Securities and Exchange Commission
                          Washington, D.  C.  20549

                               _______________

                                  Form 10-SB

                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                   SKINOVATION PHARMACEUTICAL INCORPORATED
                     (Name of registrant in its charter)


          NEVADA                                        87-0458170
(State of incorporation)                              (I.R.S. Employer
                                                       Identification No.)

                              525 SOUTH 300 EAST
                          SALT LAKE CITY, UTAH 84111
                                (801) 323-2395
        (Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business.............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation...........6
Item 3: Description of Property.............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management......6
Item 5: Directors, Executive Officers, Promoters and Control Persons........7
Item 6: Executive Compensation..............................................8
Item 7: Certain Relationships and Related Transactions......................8
Item 8: Description of Securities...........................................8

                                   PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters......8
Item 2: Legal Proceedings...................................................9
Item 3: Changes in and Disagreements with Accountants.......................9
Item 4: Recent Sales of Unregistered Securities.............................9
Item 5: Indemnification of Directors and Officers...........................9

                                   PART F/S
Index to Financial Statements...............................................9

                                   PART III

Item 1: Index to and Description of Exhibits................................10

                          FORWARD LOOKING STATEMENTS

      In this registration statement references to "Skinovation," "we," "us," and "our" refer to Skinovation Pharmaceutical Incorporated.

      This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Skinovation's control. These factors include but are not limited to economic conditions generally and in the industries in which Skinovation may participate; competition within Skinovation's chosen industry, including competition from much larger competitors; technological advances and failure by Skinovation to successfully develop business relationships.

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     We were originally incorporated in the state of Nevada on January 15, 1988 as Data Financial Corporation ("Data Financial"). In 1992 Data Financial obtained a license to certain pharmaceutical products and on August 5, 1992, Data Financial changed its name to Skinovation Pharmaceutical Incorporated. In 1993, a court of law determined that we did not own the license for the pharmaceutical products and we have not had operations since that time.

     We have not recorded revenues for the past two fiscal years and our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

     Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

     Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

     Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

     A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)   The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     We have voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the

Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


     ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     We are a development stage company and have no assets and have experienced losses from inception. For the fiscal year ended December 31, 1999 and for the six month period ended June 30, 2000, we had no cash on hand and total current liabilities of $28,776, which is a note payable owed to Mutual Ventures Corporation for accounting and legal fees paid on our behalf. We have no commitments for capital expenditures for the next twelve months.

     Since inception, we have primarily financed our operations through the sale of our common stock and loans. We believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

     Our management intends to actively seek business opportunities during the next twelve months.


                      ITEM 3: DESCRIPTION OF PROPERTIES

     We do not currently own or lease any property. We utilize office space in the office of our President at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


               ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock of each person or group known by us to own beneficially more than 5% of our outstanding common stock, as well as management's ownership. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 653,000 shares of common stock outstanding as of June 30, 2000.


                          CERTAIN BENEFICIAL OWNERS

                                     Common Stock Beneficially Owned
                                     --------------------------------
Name and Address of            Number of Shares of
Beneficial Owners              Common Stock             Percentage of Class
-----------------------------  --------------------     --------------------
Don Mayer                             250,000                  38.2%
6 E.  Northridge Lane
Sandy, Utah 84092

National Financial Services
Corporation                            50,000                   7.6%
200 Liberty Street

One World Financial Center
New York, New York 10281

Arthur Candland                        44,000                   6.7%
5295 S.  300 W., Suite 499
Murray, Utah 84107


                                  MANAGEMENT

                                      Common Stock Beneficially Owned
                                      -------------------------------
Name and Address of            Number of Shares of
Beneficial Owners              Common Stock             Percentage of Class
-----------------------------  --------------------     --------------------

John Peters                         30,000                    4.6%
525 South 300 East
Salt Lake City, Utah 84111


                   ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require three directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

                                                              Director or
Name               Age      Position Held                     Officer Since
------------------ ------   ---------------                   ----------------

John Peters          48     President, Director               June 20, 2000

Jeanne Ball          42     Secretary/Treasurer, Director     March 20, 1998

Anita Patterson      32     Director                          January 13, 1997

     John Peters.   Mr. Peters was appointed as our President and a Director
on June 20, 2000. Since July 1999 he has been the manager of Development Specialties, Inc. a property management company. Since 1995 to the present he has been President and Chairman of the Board of Earth Products and Technologies, Inc, a reporting company. From 1993 to 1995 he was employed as Earth Products' operations manager. Prior business experience includes President and executive officer of Certified Environmental Laboratories, Inc. and Vice President of Sales and Marketing for Comco Communications Corp. in California. Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Louis Obispo, California.

     Jeanne Ball   Ms. Ball was appointed as our Secretary/Treasurer and a
Director on March 20, 1998. For the past five years, Ms. Ball, has worked as an independent contractor performing duties of a legal secretary for an attorney. She is a Director of Wings & Things, Inc. and Bennion Corporation, both reporting companies.

     Anita Patterson. Ms. Patterson has been our Director since January 13, 1997. From March 20, 1998 through June 20, 2000 she served as our President and from January 1997 to March 1998 she was our Secretary/Treasurer. From 1996 to the present she has been employed by Mutual Ventures Corporation as a paralegal specializing in corporate law. In 1994 she received an Associate of Arts degree in the paralegal program from Phillips Junior College. She attended Weber State University during 1986 and 1987. She is a Director of Earth

Products Technologies, Inc. and Wings & Things, Inc., both are reporting companies.


                        ITEM 6: EXECUTIVE COMPENSATION

     None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.


                      ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 653,000 were issued and outstanding as of June 30, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Preferred Stock

     We are authorized to issue 25,000,000 shares of preferred stock, par value $.001, of which no shares were issued and outstanding as of June 30, 2000.


                                   PART II


                    ITEM 1: MARKET PRICE FOR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

     We have had no market activity in our stock as of this filing. We have approximately 305 stockholders of record and 280,000 common shares are free trading and 373,000 shares are restricted shares as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

                          ITEM 2: LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by us within the past three years without registration.

     On March 20, 1998 we issued 48,000 shares valued at $4,800 to Lorri Biljanic for consulting services. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. We will reimburse such individuals against all legal and other expenses reasonably incurred in connection with a claim or liability. We will not indemnify an individual adjudged liable due to negligence or wilful misconduct.

     This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise. We are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws. In addition, we retain the right to settle any claim or action by paying the settlement, costs and expenses.


                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS

     Skinovation Pharmaceutical Incorporated financial statements June 30, 2000, (unaudited) December 31, 1999 and 1998.

                       Skinovation Pharmaceutical, Inc.
                        (a Development Stage Company)
                             Financial Statements
                          June 30, 2000 (Unaudited)
                                     and
                         December 31, 1999 and 1998

                               C O N T E N T S



Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .  3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . .  5

Statements of Stockholders' Equity . . . . . . . . . . . . . . . . . . . .  6

Statements of Cash Flows . . . . . . .  . . . . . . . . . . . . . . . . .   8

Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . . . 9

                            CHISHOLM & ASSOCIATES
                         Certified Public Accountants
                               P.O. Box 540216
A Professional           North Salt Lake, Utah 84054
Corporation                    (801) 292-8756
                              Fax (801) 292-8809

  __________________________________________________________________________


                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Skinovation Pharmaceutical, Inc.

We have audited the accompanying balance sheets of Skinovation Pharmaceutical, Inc. (a Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 and from inception of the development stage on January 15, 1988 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skinovation Pharmaceutical,
Inc. (a Development Stage Company) as of   December 31, 1999 and 1998 and the
results of its operations and cash flows for the years ended December 31, 1999, 1998 and 1997 and from inception of the development stage on January 15, 1988 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Chisholm & Associates

Salt Lake City, Utah
June 9, 2000

                       Skinovation Pharmaceutical, Inc.
                        (a Development Stage Company)
                                Balance Sheets

                                    Assets

                                                          December 31,
                                        June 30,   ---------------------------
                                          2000          1999         1998
                                     ------------- ------------- -------------
                                      (Unaudited)

Current assets                       $          -  $          -  $          -
                                     ------------- ------------- -------------

   Total Assets                      $          -  $          -  $          -
                                     ============= ============= =============


                     Liabilities and Stockholders' Equity

Liabilities
 Accounts payable-related party
  (Note 5)                           $     28,776  $     28,776  $     14,576
                                     ------------- ------------- -------------

Total liabilities                          28,776        28,776        14,576
                                     ------------- ------------- -------------
Stockholders' Equity

  Common Stock, authorized
   50,000,000 shares of $.001 par
   value, issued and outstanding
   653,000 shares, respectively      $        653  $        653  $        653

  Additional Paid in Capital               19,703        19,703        19,703

  Deficit Accumulated During the
   Development Stage                      (49,132)      (49,132)      (34,932)
                                     ------------- ------------- -------------


Total Stockholders' Equity                (28,776)      (28,776)      (14,576)
                                     ------------- ------------- -------------
Total Liabilities and
  Stockholders' Equity               $          -  $          -  $          -
                                     ============= ============= =============


  The accompanying notes are an integral part of these financial statements.

                       Skinovation Pharmaceutical, Inc.
                        (a Development Stage Company)
                           Statements of Operations


                                For the six
                                   months                                          Cumulative
                                   ended       For the years ended December 31,       Total
                                  June 30,   ------------------------------------     Since
                                    2000         1999         1998        1997      Inception
                                ------------ ------------ ------------ ----------- ------------
                                (Unaudited)
Revenues                        $         -  $         -  $         -  $        -  $    27,937

Expenses:

  General and administrative              -       14,200       19,000       3,508      114,144
                                ------------ ------------ ------------ ----------- ------------

    Total Expenses                        -       14,200       19,000       3,508      114,144
                                ------------ ------------ ------------ ----------- ------------
Net loss before discontinued
 operations                               -      (14,200)     (19,000)     (3,508)     (86,207)
                                ------------ ------------ ------------ ----------- ------------

Gain on disposed of operations            -            -            -           -       37,075
                                ------------ ------------ ------------ ----------- ------------

Net Loss                        $         -  $   (14,200) $   (19,000) $   (3,508) $   (49,132)
                                ============ ============ ============ =========== ============

Net Loss Per Share              $     (.000) $      (.02) $      (.03) $     (.01) $      (.17)
                                ============ ============ ============ =========== ============
Weighted average shares
 outstanding                        653,000      653,000      641,000     309,548      296,387
                                ============ ============ ============ =========== ============

 The accompanying notes are an integral part of these financial statements.
                                      5

                      Skinovation Pharmaceutical, Inc.
                        (a Development Stage Company)
              Statement of Stockholders' Equity Deficit

                                                                 Deficit
                                                                 Accumulated
                                                   Additional    During the
                             Common Stock          paid-in       Development
                          Shares       Amount      capital       Stage
                       ------------- ------------- ------------- -------------
Balance,
  January 15, 1988                -             -             -             -

Stock issued for cash
  at $.0007                  30,000  $         30   $     1,970             -

Net loss for the year
 ended December 31,
 1988                                                            $     (1,950)

Net loss for the year
 ended December 31,
 1989                                                                     (10)

Net loss for the year
 ended December 31,
 1990                                                                     (10)

Net loss for the year
 ended December 31,
 1991                                                                     (10)

Stock issued for cash
 at $.0003                   270,000         270          8,730

Net loss for the year
 ended December 31,
 1992                                                                  (9,757)

Net gain for the year
 ended December 31,
 1993                                                                     737
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1993                       300,000           300        10,700       (11,000)

Shares canceled
 (Note 3)                  (206,632)         (207)          207

Net loss for the year
 ended December 31,
 1994                                                                       -
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1994                        93,368            93        10,907       (11,000)

Net loss for the year
 ended December 31,
 1995                                                                       -
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1995                        93,368            93        10,907       (11,000)

Net loss for the year
 ended December 31,
 1996                                                                  (1,424)
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1996                        93,368            93        10,907       (12,424)

Stock issued for
 services                     6,632             7           126             -

Stock issued for debt
 satisfaction                 5,000             5         1,419             -

Stock issued for cash       500,000           500         9,500             -

Stock offering costs              -             -        (7,000)            -



The accompanying notes are an integral part of these financial statements.

                   Skinovation Pharmaceutical, Inc.
                    (a Development Stage Company)
                  Statement of Stockholders' Equity
                             (Continued)
                                                                 Deficit
                                                                 Accumulated
                                                   Additional    During the
                             Common Stock          paid-in       Development
                          Shares       Amount      capital       Stage
                       ------------- ------------- ------------- -------------
Net loss for the year
 ended  December 31,
 1997                             -             -             -        (3,508)
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1997                       605,000           605        14,952       (15,932)

Stock issued for
 services                    48,000            48         4,752             -

Net loss for the year
 ended December 31,
 1998                             -             -             -       (19,000)
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1998                       653,000           653        19,703       (34,932)

Net loss for the year
 ended December 31,
 1999                             -             -             -       (14,200)
                       ------------- ------------- ------------- -------------
Balance, December 31,
 1999                       653,000           653        14,952       (49,132)

Net loss for the six
 months ended June 30,
 2000 (Unaudited)                 -             -             -             -
                       ------------- ------------- ------------- -------------
Balance, June 30, 2000
 (Unaudited)                653,000  $        653  $     14,952  $    (49,132)
                       ============= ============= ============= =============

The accompanying notes are an integral part of these financial statements.

                   Skinovation Pharmaceutical, Inc.
                    (a Development Stage Company)
                       Statement of Cash Flows


                                                                                     January
                                For the six                                          15,1988
                                   months                                          (inception)
                                   ended       For the years ended December 31,         to
                                  June 30,   ------------------------------------    June 30,
                                    2000         1999         1998        1997         2000
                                ------------ ------------ ------------ ----------- ------------
                                (Unaudited)                                        (Unaudited)
Cash Flows form Operating
 Activities:

  Net loss                      $         -  $   (14,200) $   (19,000) $   (3,508) $   (49,132)
  Adjustments to reconcile
   net loss to net cash
   provided by operations:
    Stock issued for debt payment         -            -            -       1,424        1,424
    Stock issued for services             -            -        4,800         133        4,933
    Increase in accounts payable          -       14,200       14,200      (1,049)      28,776
    Loss on disposal of PP&E              -            -            -           -        5,263
                                ------------ ------------ ------------ ----------- ------------
      Net Cash Used in
       Operating Activities               -            -            -      (3,000)      (8,736)
                                ------------ ------------ ------------ ----------- ------------
Cash Flows from Investment
 Activities:

  Cash paid for PP&E                      -            -            -           -       (5,264)
                                ------------ ------------ ------------ ----------- ------------
      Net Cash Used in
       Investment Activities              -            -            -           -       (5,264)
                                ------------ ------------ ------------ ----------- ------------
Cash Flows from Financing
 Activities:

  Cash paid for offering cost             -            -            -      (7,000)      (7,000)
  Issued common stock for cash            -            -            -      10,000       21,000
                                ------------ ------------ ------------ ----------- ------------
      Net Cash Provided by
       Financing Activities               -            -            -       3,000       14,000
                                ------------ ------------ ------------ ----------- ------------

Net increase (decrease) in cash           -            -            -           -            -

Cash, beginning of year                   -            -            -           -            -
                                ------------ ------------ ------------ ----------- ------------
Cash, end of year               $         -  $         -  $         -  $        -  $         -
                                ============ ============ ============ =========== ============

Supplemental Non-Cash
 Financing Transactions
   Stock issued for debt
     repayment                  $         -  $         -  $         -  $    1,424  $     1,424
   Stock issued for services    $         -  $         -  $     4,800  $      133  $     4,933
Cash paid for:
   Interest                     $         -  $         -  $         -  $        -  $         -
   Income Taxes                 $         -  $         -  $         -  $        -  $         -

 The accompanying notes are an integral part of these financial statements.

                                      8

                   Skinovation Pharmaceutical, Inc.
                    (a Development Stage Company)
                  Notes to the Financial Statements
        June 30, 2000 (Unaudited), December 31, 1999 and 1998

NOTE 1 - Summary of Significant Accounting Policies

     a.  Organization

         The Company was incorporated under the laws of the state of Nevada on January 15, 1988 as Data Financial Corporation. The Company began operations when it became the recipient of a license to certain pharmaceutical products, it also changed its name to Skinovation Pharmaceutical, Inc. In 1993, the courts determined that the Company did not own the license it was operating under. The Company was ordered to cease and desist operations. The Company has been dormant since that time.

     b.  Accounting Method

         The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings (Loss) Per Share

         The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision for Income Taxes

         No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $49,132 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2003. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

         Deferred tax assets and the valuation account is as follows at June 30, 2000, December 31, 1999 and 1998.

                                        June 30,           December 31,
                                          2000          1999         1998
                                      ------------- ------------ ------------
     Deferred tax asset:               (Unaudited)
        NOL carrryforward             $     16,700  $    16,700  $    12,000

     Valuation allowance                   (16,700)     (16,700)     (12,000)
                                      ------------- ------------ ------------
     Total                            $          -  $         -  $         -
                                      ============= ============ ============

NOTE 2 - Going Concern

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

                   Skinovation Pharmaceutical, Inc.
                    (a Development Stage Company)
                  Notes to the Financial Statements
        June 30, 2000 (Unaudited), December 31, 1999 and 1998

NOTE 3 - Development Stage Company

         The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge in order to generate significant revenues.

NOTE 4 - Stock Transactions

         On January 3, 1992, the Company's Board of Directors authorized a 3 shares for 1 share forward stock split, and on January 13, 1997 the Board authorized a 1 for 100 reverse split. The Company's financial statements have been retroactively restated to show the effects of the stock splits.

         Since the discontinuance of operations in 1993, shareholders have returned 206,632 shares of outstanding common stock for cancellation, as requested by the Board of Directors.

         On March 20, 1998 the Company issued 48,000 shares of its common stock for services valued at $4,800.

NOTE 5 - Related Party Transactions

         During the years ended December 31, 1999, 1998, and 1997 the Company incurred $14,200, $14,200, and $376 respectively, of professional fees payable to Mutual Ventures Corporation. An officer of the Company is an employee of Mutual Ventures Corporation.

NOTE 6 - Unaudited Information

         Skinovation Pharmaceutical, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 2000. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to reflect the results of the six months ended June 30, 2000. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                               PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number   Description                                             Location

3.1      Articles of Incorporation, dated January 15, 1988       See attached

3.2      Certificate of Amendment, dated August 5, 1992          See attached

3.3      Bylaws of Skinovation Pharmaceutical Incorporated       See attached

27       Financial Data Schedule                                 See attached


                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

          7/10/00
    Date___________          Skinovation Pharmaceutical Incorporated

                                  /S/ John W. Peters
                           By: _______________________________
                                   John Peters, President